UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Rayonier Advanced Materials Inc.

(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

75508B104
(CUSIP Number)

Ortelius Capital Partners, LLC

Ortelius Advisors, L.P.

c/o Peter DeSorcy

450 Park Avenue, Suite 2700
New York, NY 10022
(917) 595-5010
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 14, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

•       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75508B104

1	NAME OF REPORTING PERSONS Pangaea Ventures, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,271,043 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 784,328 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,271,043 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Hudson Investors, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 991,578
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 991,578
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 991,578
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS Ortelius Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,271,043 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 784,328 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,271,043 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON IA

1	NAME OF REPORTING PERSONS Ortelius Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 991,578
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 991,578
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 991,578
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON IA

1	NAME OF REPORTING PERSONS Peter DeSorcy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,264,071* (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,777,356* (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,264,071* (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON IN, HC

* Includes 1,450 shares of Common Stock beneficially owned by Mr. DeSorcy’s minor child.

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Rayonier Advanced Materials Inc., a Delaware corporation (the “Issuer”), and amends the Schedule 13D filed on March 6, 2020, as amended by Amendment No. 1 filed on April 1, 2020 (the “Original Schedule 13D”, and, together with this Amendment No. 2, the “Schedule 13D”) by the Reporting Persons (as defined below).  Any capitalized terms used and not defined in this Amendment No. 2 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 2 is being filed on behalf of: (i) Pangaea Ventures, L.P., a Delaware limited partnership (“Pangaea”); (ii) Hudson Investors, Ltd., incorporated under the laws of the British Virgin Islands (“Hudson”); (iii) Ortelius Advisors, L.P., a Delaware limited partnership (“OA”); (iv) Ortelius Capital Partners, LLC, a Delaware limited liability company (“OC”); and (v) Peter DeSorcy (“Mr. DeSorcy”, and, together with Pangaea, Hudson, OA, OC, and Mr. DeSorcy, the “Reporting Persons”).

From April 1, 2020 through April 14, 2020, Pangaea sold a portion of the Common Stock owned by Pangaea in open market transactions, as described in further detail in Item 5 below.  This Amendment No. 2 is being filed to amend Item 5 of the Original Schedule 13D to reflect those sales.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a)  (b) As of the date of this Amendment No. 2, the Reporting Persons, in total, beneficially own 3,264,071 shares of Common Stock (the “Shares”). The Shares represent approximately 5.2% of the Issuer’s outstanding Common Stock. Percentages of the Common Stock outstanding reported in this Amendment No. 2 are calculated based upon the 63,171,700 shares of Common Stock outstanding as of February 25, 2020, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2019, filed by the Issuer with the Securities and Exchange Commission on March 2, 2020.    OA has voting and dispositive power over the shares of Common Stock held by Pangaea, and through ownership and control, Mr. DeSorcy has voting and dispositive power over portfolios managed by OA.  OC has voting and dispositive power over the shares of Common Stock held by Hudson, and, in turn, as the control person of OC, Mr. DeSorcy has voting and dispositive power over the shares of Common Stock held by Hudson.   In addition, Mr. DeSorcy has voting and dispositive power over the 1,450 shares of Common Stock beneficially owned by his minor child.

The Shares beneficially owned by the Reporting Persons identified in this Amendment No. 2 include a total of 1,486,715 shares of Common Stock sold by Pangaea in open market transactions  effected from March 23, 2020 through April 14, 2020, and as a result Pangaea no longer has an economic interest in those Shares that it sold.   However, notwithstanding such sales, Pangaea owned those Shares as of March 20, 2020, the record date (the “Record Date”) for the Issuer’s annual meeting of stockholders to be held on May 18, 2020 (the “Annual Meeting”), and thus remains entitled to direct the vote of such Shares for purposes of the Annual Meeting.

(c) Set forth on Schedule A hereto are all transactions of Common Stock during the past sixty days effected by any Reporting Person.

(d) Other than Pangaea and Hudson that beneficially hold shares of Common Stock of the Issuer as identified in this Schedule 13D, and except as set forth in this Item 5, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of the shares of Common Stock beneficially owned by Pangaea or Hudson.  No person other than Mr. DeSorcy is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale of, the shares of Common Stock beneficially owned by his minor child.

(e)   Pangaea sold a total of 736,870 of the Shares in transactions effected on March 23, 2020 through March 27, 2020, and then sold a total of an additional 749,845 Shares in transactions effected on April 1, 2020 through April 14, 2020, and as a result Pangaea no longer has an economic interest in those Shares that it sold.   However, because the Reporting Persons owned such Shares on the Record Date, the Reporting Persons retained voting power over such Shares for purposes of the Annual Meeting.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PANGAEA VENTURES, L.P.

By: Ortelius Advisors GP I, LLC, its general partner

Date: April 15, 2020

	By:	/s/ Peter DeSorcy
Name: Peter DeSorcy
Title: Managing Member

HUDSON INVESTORS, LTD.

Date: April 15, 2020

	By:	/s/ Peter DeSorcy
Name: Peter DeSorcy
Title: Director

Date: April 15, 2020	ORTELIUS ADVISORS, L.P.

By: Ortelius Management, LLC, its general partner

	By:	/s/ Peter DeSorcy
Name: Peter DeSorcy
Title: Managing Member

Date: April 15, 2020	ORTELIUS CAPITAL PARTNERS, LLC

	By: By:	/s/ Peter DeSorcy
Name: Peter DeSorcy
Title: Managing Member

Date: April 15, 2020
/s/ Peter DeSorcy
Peter DeSorcy

SCHEDULE A

This Schedule A sets forth information with respect to each purchase and sale of Shares which was effectuated by Pangaea during the past sixty days. All transactions were effectuated in the open market through a broker.

Date of Transaction	Number of Shares Purchased (Sold)	Price per Share ($)

April 14, 2020	(125,000)	1.08
April 13, 2020	(58,327)	1.14
April 9, 2020	(75,000)	1.16
April 8, 2020	(36,825)	1.14
April 7, 2020	(100,000)	1.06
April 6, 2020	(109,816)	1.08
April 3, 2020	(125,000)	0.94
April 2, 2020	(14,550)	0.98
April 1, 2020	(105,327)	0.98
March 27, 2020	(246,088)	1.08
March 26, 2020	(131,067)	1.20
March 25, 2020	(19,715)	1.09
March 24, 2020	(200,000)	1.13
March 23, 2020	(140,000)	1.18
February 26, 2020	45,000	2.31
February 25, 2020	71,616	2.34
February 24, 2020	26,704	2.71
February 21, 2020	75,000	2.73

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits

99.1	Joint Filing Agreement, by and among the Reporting Persons, dated as of March 6, 2020*

*Previously filed.